PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplements dated December            Registration No. 333-186103
 19 and December 26, 2013)



                               CEL-SCI CORPORATION
                                Series S Warrants



     On April 3, 2018 the exercise price of the Company's outstanding Series S warrants (CUSIP number 150837177), that are publicly traded under the symbol "CVM WS" on the NYSE American, was changed to $1.75 per share until June 11, 2018. After this date, the exercise price will revert back to $31.25 per share of common stock. As a result of the reverse stock split which became effective on the NYSE American on June 15, 2017, 25 Series S warrants are required to purchase one share of common stock. The Series S warrants expire on October 11, 2018.





























                    Prospectus Supplement dated April 3, 2018